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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.
NOTIFICATION OF ELECTION
     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 16th day of February, 2010.
Signature: AIM Growth Series on behalf of

AIM Balanced-Risk Retirement Now Fund	AIM Moderate Allocation Fund
AIM Balanced-Risk Retirement 2010 Fund	AIM Moderate Growth Allocation Fund
AIM Balanced-Risk Retirement 2020 Fund	AIM Moderately Conservative Allocation Fund
AIM Balanced-Risk Retirement 2030 Fund	AIM Small Cap Growth Fund
AIM Balanced-Risk Retirement 2040 Fund	Invesco Convertible Securities Fund
AIM Balanced-Risk Retirement 2050 Fund	Invesco Van Kampen Asset Allocation Conservative Fund
AIM Basic Value Fund	Invesco Van Kampen Asset Allocation Growth Fund
AIM Conservative Allocation Fund	Invesco Van Kampen Asset Allocation Moderate Fund
AIM Global Equity Fund	Invesco Van Kampen Harbor Fund
AIM Growth Allocation Fund	Invesco Van Kampen Leaders Fund
AIM Income Allocation Fund	Invesco Van Kampen Real Estate Securities Fund
AIM International Allocation Fund	Invesco Van Kampen U.S. Mortgage Fund
AIM Mid Cap Core Equity Fund

By:	/s/ John M. Zerr (John M. Zerr)

Senior Vice President (Title)

Attest:	/s/ Melanie Ringold (Melanie Ringold)

Assistant Secretary (Title)

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